May 1, 2008

Mr. David R. Brennan
Chief Executive Officer
AstraZeneca plc
15 Stanhope Gate
London W1K 1LN, England

**Re: AstraZeneca plc
         Form 20-F for the Fiscal Year Ended December 31, 2007
         Filed March 12, 2008
         File No. 001-11960**

Dear Mr. Brennan:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F – December 31, 2007

9 Goodwill, page 132

1.   Please explain to us with specific references to the literature upon which you relied your basis for concluding that the Group was one single cash generating

unit for the purpose of analyzing goodwill for impairment. Specifically address the determination of one cash generating unit with the recent acquisition of MedImmune, and what consideration was given to whether lower levels of cash generating units exit.

10 Intangible Assets, page 133

2.   In order to better understand the nature of the intangible assets acquired as part of the MedImmune acquisition, please revise to disclose a break down of this amount by product or therapeutic category.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant